September 4, 2012

Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the year ended December 31, 2011

Filed March 16, 2012

File No. 001-34104

Dear Ms. Cvrkel,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated August 20, 2012 relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Critical Accounting Policies, page 70

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of the information in your Summary of Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise accordingly.

Response:

The Company acknowledges the Staff’s comment and, in future filings, in accordance with FR-60, the Company will expand the disclosure in the Critical Accounting Policies section of its Annual Report on Form 20-F to discuss any significant assumptions and estimates used by management with respect to each of its Critical Accounting Policies. In addition, should there be significant changes in the Company’s Critical Accounting Policies during any interim period for the year ended December 31, 2012 or thereafter, the Company will include disclosures of such changes in its subsequent quarterly filings on Form 6-K.

September 4, 2012

Impairment of long-lived Assets, page 70

2. In this regard and with respect to your disclosures on impairment, considering the fact that your market capitalization is less than the book value of your stockholder’s equity, the fact that net loss increased for the three months ended March 31, 2012 as compared to the comparable period of the prior year, the fact that charter rates continue to be depressed, and the fact that revenue increases are primarily due to your operation of an increased number of vessels in the most recent periods, we believe your disclosures should be significantly expanded to provide a sensitivity analysis that considers various scenarios based on different hypothetical key assumptions.

Response:

The Company acknowledges the Staff’s comment and, in future filings, will revise the disclosure for Impairment of Long-lived Assets to include a greater analysis of the sensitivity of critical accounting estimates and assumptions to changes in conditions and assumptions used in the impairment analysis for long-lived assets.

In the impairment analysis for the year ended December 31, 2011, the Company made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates);

•

an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires;

•	commercial and technical management fees fixed until May 2012 and thereafter, assuming an annual increase of 3.0%; and

•	utilization rate of 98.6% based on the fleets historical performance.

The impairment test that the Company conducts is most sensitive to variances in future time charter rates. However, given that the Company has long-term contracted revenues averaging 3.3 years, as well as, the fact that the Company has fixed fees on its commercial and technical management contracts for a period of time, the impairment test is less sensitive when compared to vessels with short term charters or that operate in the spot market. The sensitivity analysis performed by the Company for December 31, 2011 revealed that there would be no impairment in any of the Company’s vessels or related time charter intangibles, where applicable when assuming a decline in future time charter rates, depending on the vessel, ranging from 25% to more than 93% from their ten year historical averages.

3. In addition, we believe you should provide added disclosure in the form of a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels for which market value is below their carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels. Such information can be provided in narrative form. The additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to your vessels, if you decided to sell a vessel, and is consistent with the requirements Item 303 of Regulation S-K with respect to the discussion of known uncertainties. As part of your response, please provide us with your planned disclosure. We may have further comment upon receipt of your response.

September 4, 2012

Response:

The Company acknowledges the Staff’s comment and will modify the Critical Accounting Policies section of its MD&A in future Annual Reports on Form 20-F to include the requested tabular disclosure. Consistent with the disclosure that Navios Maritime Partners L.P. recently agreed with the Staff to provide in its future Annual Reports on Form 20-F, the Company will prepare the requested disclosures on an aggregated basis taking into account the carrying value of the vessel including the in-place charter, if any. A copy of the Company’s proposed disclosure follows:

As of [Date], the Company owns and operates a fleet of [#] vessels, with an aggregate carrying value of $x.x million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of [Date], the carrying value of [#] of the Company’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $x.x million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of [Date] follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

	Date of Acquisition		Purchase Price (in millions) (1)		Carrying Value (as of [Date]) (in millions) (1)

[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x	*
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x	*
[Vessel name]	[Date	]	$	x.x	$	x.x
			$	xx.x	$	xx.x

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of [Date], the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

September 4, 2012

Note 1. Description of Organization and Business Operations, page F-9

4. We note from the disclosure included in Note 1 and from the Company’s consolidated statement of cash flows that in connection with the stockholder vote to approve the Company’s initial business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312. We also note from the financial statements included in the Company’s prior Annual Report on Form 20-F, that in periods prior to the completion of the initial business combination, the common shares subject to possible redemption were classified as mezzanine or temporary equity. Please revise your financial statements to include a rollforward of the activity impacting this category of stockholders’ equity for all periods presented in your financial statements as required by Rule 3-04 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and will, in future filings, revise its financial statements to disclose the activity impacting the common shares subject to possible redemption classified as mezzanine or temporary equity for all periods presented in its financial statements as required by Rule 3-04 of Regulation S-X.

Note 3. Initial Vessel Acquisition, page F-16

5. We note that the initial acquisition of vessels from Navios Holdings was treated as an asset acquisition and your footnote disclosure on page F-17 summarizes the consideration paid and the fair values of assets and liabilities assumed. Please explain why the total purchase price of $457,659 described in the first paragraph of Note 3 on page F-16 does not agree to the purchase price allocation reflected on page F-17 of $76,908. Also, please explain why the cash amount paid per the table on page F-17 of $76,428 does not agree to the cash purchase price of $128,659 disclosed in the first paragraph of Note 3 on page F-16. Please advise or revise as appropriate.

Response:

In connection with the initial acquisition, the Company acquired 13 contracts, 11 of which related to vessels under construction (for which deposit payments had already been made to the shipyard) and two of which related to the right to acquire vessels already in operation (for which deposit payments had been made to the seller). The aggregate contract price for the underlying vessels, which will be funded over time based on the delivery and/or construction schedule, is $457,659. Funding for the contracts is expected to come through a combination of cash on hand and debt financing for $128,659 and $329,000, respectively.

The actual purchase price, representing the cash paid as of the acquisition date to assume the position of the counterparty pursuant to the vessel contracts, amounted to $76,908, which was comprised of cash paid of $76,428 and a payable to Navios Holdings of $480. The purchase price allocation on page F-17 reflects the allocation of $76,908 to the deposits acquired (net of related debt), intangible assets and net working capital based on their fair values as of the date of acquisition.

September 4, 2012

6. In a related matter, please explain why the amount of vessels disclosed in the purchase price allocation on page F-17 do not agree to the amount reflected in Note 7 on page F-19.

Response:

As described in our response to the Staff’s comment #5, the Company acquired contracts as opposed to vessels in connection with the initial acquisition. In connection therewith, the Company acquired deposits totaling $174,411. Subsequent to the acquisition and through December 31, 2010, three vessels were delivered with a total vessel cost of $119,251, which consisted of transfers from deposits and additional cash paid/deposits made subsequent to the initial acquisition. The remaining acquired deposits will be transferred to vessel cost upon delivery of the underlying vessels, some of which have occurred in 2011 and 2012 and the remainder of which are expected to occur by the end of 2013.

Note 14. Borrowings

7. We note from the disclosures included in Note 14 that certain of the Company’s borrowing arrangements provide for compliance with certain financial covenants. Please revise future filings to disclose the nature and significant terms of your material financial covenants.

Response:

The Company acknowledges the Staff’s comment and will, in future filings, disclose the nature and significant terms of the Company’s material financial covenants.

8. We note from the disclosure included in Note 14 that the Company’s 8 5/8% Notes are fully and unconditionally guaranteed on a joint and several bases by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). We also note that all of the subsidiaries including Navios Acquisition Financial are 100% owned and the Company does not have any independent assets or operations. Please revise to also disclose whether any subsidiaries of the parent company other than the subsidiary guarantors are minor. Refer to the guidance outlined in Note 1 to Rule 3-10(f) of Regulation S-X. Also, please revise to include the disclosures outlined in Rule 3-10(i) (9) and (10) of Regulation S-X, as applicable.

Response:

The Company acknowledges the Staff’s comment and confirms that it does not have any subsidiaries that are not guarantors of the 8 5/8% Notes. In addition, the disclosures required by Rules 3-10(i)(9) and (10) are not applicable because there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 8 5/8% Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries. In future filings, the Company will expand its disclosure to state that it has no non-guarantor subsidiaries that are considered minor and that there are no significant restrictions.

September 4, 2012

Note 18. Commitments and Contingencies, page F-29

9. We note the brief disclosure included in Note 18 regarding your shipbuilding contracts and the significant obligations associated with them. In light of the materiality of these obligations due in 2012, please revise your liquidity and capital resources section of MD&A to include disclosure regarding the non-cancelable nature of your contracts for the delivery of new ships, if applicable, and your planned sources of financing for these obligations. Also, please revise MD&A to discuss the potentially adverse consequences to the Company in the event it is unable to secure adequate financing to pay these obligations.

Response:

The Company acknowledges the Staff’s comment and will, in future filings, revise its liquidity and capital resources section of MD&A to include disclosure regarding the non-cancelable nature of its contracts for the delivery of new ships, as applicable, and any planned sources of financing for such obligations, as well as disclose any potentially adverse consequences to the Company in the event it is unable to secure adequate financing to pay such obligations. Please note that currently, all of the Company’s commitments are fully funded by committed bank facility agreements (approximately 74%) and cash on hand (approximately 26%).

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason
Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

September 4, 2012

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation (the “Company”), pursuant to the Staff’s request in its letter dated August 20, 2012, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou